SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Banner Corporation
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

06652V208
(CUSIP Number)

Spencer C. Fleischer
Friedman Fleischer & Lowe GP III, LLC
One Maritime Plaza, Suite 2200
San Francisco, CA 94111
Telephone: (415) 402-2100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Neil W. Townsend, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

November 18, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06652V208	Page 2 of 10 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 571,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 571,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 571,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 3 of 10 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe Parallel Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 378,924
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 378,924
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 378,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 4 of 10 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS FFL Individual Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,113
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,113
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 5 of 10 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS FFL Executive Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,151
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,151
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 6 of 10 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 973,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 973,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 973,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 7 of 10 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 973,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 973,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 973,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

Amendment No. 2 to Schedule 13D
This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 13, 2015, as amended by the Schedule 13D/A filed with the SEC on November 7, 2016 (the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.
This Amendment No. 2 amends Item 5 as set forth below. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.
Item 5.          Interest in Securities of the Issuer
Items 5(a) and (c) of the Schedule 13D are hereby amended and restated as follows:
(a) In the aggregate, the Reporting Persons beneficially own 973,988 shares of Common Stock, constituting approximately 2.9% of the issued and outstanding Common Stock, which consists of 571,800 shares of Common Stock held by Friedman Fleischer & Lowe Capital Partners III, L.P., 378,924 shares of Common Stock held by Friedman Fleischer & Lowe Parallel Fund III, L.P., 12,113 shares of Common Stock held by FFL Individual Partners III, L.P. and 11,151 shares of Common Stock held by FFL Executive Partners III, L.P. The FFL Funds are controlled by Friedman Fleischer & Lowe GP III, L.P., their general partner, which is controlled by Friedman Fleischer & Lowe GP III, LLC, its general partner.
All ownership percentages of the securities reporting in this Schedule 13D are based upon 33,424,524 shares of Common Stock outstanding as of October 31, 2016, as reported on the Company’s Quarterly Report filed on Form 10-Q for the period ending September 30, 2016, as filed with the SEC on November 7, 2016.
(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed in Annex A hereto were effected in the open market or through a brokered block trade.
(e) As a result of the transactions described on Annex A hereto, on November 18, 2016, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  November 21, 2016

Friedman Fleischer & Lowe Capital Partners III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Spencer C. Fleischer
Name:	Spencer C. Fleischer
Title:	Managing Member

Friedman Fleischer & Lowe Parallel Fund III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Spencer C. Fleischer
Name:	Spencer C. Fleischer
Title:	Managing Member

FFL Individual Partners III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Spencer C. Fleischer
Name:	Spencer C. Fleischer
Title:	Managing Member

FFL Executive Partners III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Spencer C. Fleischer
Name:	Spencer C. Fleischer
Title:	Managing Member

Friedman Fleischer & Lowe GP III, L.P.
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Spencer C. Fleischer
Name:	Spencer C. Fleischer
Title:	Managing Member

Friedman Fleischer & Lowe GP III, LLC
By:	/s/ Spencer C. Fleischer
Name:	Spencer C. Fleischer
Title:	Managing Member

ANNEX A

TRANSACTIONS IN THE COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D. All prices per share exclude commissions.

Friedman Fleischer & Lowe Capital Partners III, L.P.

Date of Sale	Total Shares Sold	Price Per Share	How Effected
November 18, 2016	422,693	$48.32	Block trade

Friedman Fleischer & Lowe Parallel Fund III, L.P.

Date of Sale	Total Shares Sold	Price Per Share	How Effected
November 18, 2016	280,111	$48.32	Block trade

FFL Individual Partners III, L.P.

Date of Sale	Total Shares Sold	Price Per Share	How Effected
November 18, 2016	8,954	$48.32	Block trade

FFL Executive Partners III, L.P.

Date of Sale	Total Shares Sold	Price Per Share	How Effected
November 18, 2016	8,242	$48.32	Block trade